SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
 Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934
For the month of May 2006
Fresh Del Monte Produce Inc.
(Exact Name of Registrant as Specified in Its Charter)
The Cayman Islands
(State or Other Jurisdiction of
Incorporation or Organization)
Walker House, Mary Street
P.O. Box 908GT
George Town, Grand Cayman
(Address of Registrant’s Principal Executive Office)
c/o Del Monte Fresh Produce Company
241 Sevilla Avenue
Coral Gables, Florida 33134
(Address of Registrant’s U.S. Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒           Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐           No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-__________.

Fresh Del Monte Produce Inc.
FOR IMMEDIATE RELEASE
Fresh Del Monte Produce Appoints New Director
CORAL GABLES, Fla. — May 3, 2006 —— Fresh Del Monte Produce Inc. (NYSE: FDP), today announced that Michael J. Berthelot has been appointed to serve as a director to fill the vacancy on the Board, caused by the resignation of Kathryn E. Falberg. Ms. Falberg resigned at today’s board of directors meeting to pursue other business interests. Mr. Berthelot has also been appointed to serve in Ms. Falberg’s place as a member of the Company’s Audit Committee, as well as its Compensation Committee.
Mr. Berthelot, Chairman of TransTechnology Corporation, is a Certified Public Accountant with a Masters of Business Administration, Finance. Mr. Berthelot was first elected to TransTechnology’s board in January 1991 where he served as a member of the Audit and Executive Committees. From December 1991 through February 2003 he served as Chief Executive Officer of TransTechnology, then a New York Stock Exchange listed multinational manufacturer of industrial and aerospace equipment and components.
Mohammad Abu-Ghazaleh, Fresh Del Monte Produce’s Chairman and Chief Executive Officer said, “Mr. Berthelot is a highly respected and accomplished professional with considerable knowledge of developing business systems and strong management teams. All of us on the Board recognize the skill and insight that he brings to the Company, and we have no doubt that he will be a valuable asset in assisting Fresh Del Monte succeed in achieving its goal of becoming the world’s leading supplier of healthful, wholesome and nutritious fresh and prepared food and beverages for consumers of all ages.” He added, “We wish Ms. Falberg much success in her future endeavors.”
Fresh Del Monte Produce Inc. is one of the world’s leading vertically integrated producers, marketers and distributors of high-quality fresh and fresh-cut fruit and vegetables, as well as a leading producer and distributor of prepared fruit and vegetables, juices, beverages, snacks and desserts in Europe, Africa and the Middle East. Fresh Del Monte markets its products worldwide under the Del Monte® brand, a symbol of product innovation, quality, freshness and reliability.
This press release contains certain forward-looking statements regarding the intents, beliefs or current expectations of the Company or its officers with respect to various matters. These forward-looking statements are based on information currently available to the Company and the Company assumes no obligation to update these statements. It is important to note that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company’s actual results may differ materially from those in the forward-looking statements as a result of various important factors, including those described under the caption “Key Information — Risk Factors” in Fresh Del Monte Produce Inc.’s Form 20-F for the year ended December 30, 2005.
Note to the Editor: This release and other press releases are available on the Company’s web site, www.freshdelmonte.com.

Contact:	Christine Cannella Assistant Vice President, Investor Relations 305-520-8433
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Del Monte Produce Inc.
Date: May 4, 2006	By:	/s/ Hani El-Naffy
Hani El-Naffy
President & Chief Operating Officer

	By:	/s/ John F. Inserra
John F. Inserra
Executive Vice President & Chief Financial Officer